

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 28, 2007

Mr. Fernando Ramirez Mazarredo
Group Managing Director of Finance
Repsol YPF, S.A.
Paseo de la Castellana
278-280, 28046
Madrid, Spain

      Re: Repsol YPF, S.A.
               Form 20-F for Fiscal Year Ended December 31, 2006
               Filed June 25, 2007
               File No. 1-10220

Dear Mr. Mazarredo:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   We note that you state on pages on pages 34 and 39 of your 20-F that in early
        2007 you entered into a service contract with respect to the development of the
        South Pars fields for the Persian LNG project. We also note that on page 31 you
        identify Cuba as one of the countries you were active in during 2006. Please
        provide us with updated information regarding the extent of your contacts with
        Iran and Cuba, and with an analysis of the materiality, individually and in the
        aggregate, of your contacts with Iran and Cuba. Your materiality analysis should
        address materiality in quantitative terms, including the approximate dollar amount
        of your revenues, assets and liabilities associated with Iran and Cuba. Please also
        provide the approximate dollar amount, if any, paid to the governments of Iran
        and/or Cuba in 2006, and in the first half of 2007. Please also address materiality
        in terms of qualitative factors that a reasonable investor would deem important in
        making an investment decision, including the potential impact of corporate
        activities upon a company's reputation and share value.

        We note, for example, reports that the California Public Employees' Retirement
        System, the New York City Office of the Comptroller, the New York State Office
        of the Comptroller, the North Carolina Department of State Treasurer and the
        Illinois State Board of Investment have written to you regarding your contacts
        with Iran. We also note that Arizona and Louisiana have adopted legislation that
        requires their state retirement systems to prepare reports regarding state pension
        fund assets invested in, and/or permits divestment of state pension fund assets
        from, companies that do business with U.S.-designated state sponsors of
        terrorism. The Missouri Investment Trust has established an equity fund for the
        investment of certain state-held monies that screens out stocks of companies that
        do business with U.S.-designated state sponsors of terrorism. The Pennsylvania
        legislature has adopted a resolution directing its Legislative Budget and Finance
        Committee to report annually to the General Assembly regarding state funds
        invested in companies that have ties to terrorist-sponsoring countries. Florida
        requires issuers to disclose in their prospectuses any business contacts with Cuba
        or persons located in Cuba. In addition a number of states are considering
        legislation regarding the investment of certain state assets in, and/or requiring the
        divestment of certain state assets from, companies that have operations associated
        with Iran.

        Your materiality analysis should address the potential impact of the investor
        sentiment evidenced by these and similar actions directed toward companies that
        do business with Iran and Cuba.

Key Information about Repsol YPF

Risk Factors

Repsol YPF has extensive operations in Argentina, page 4

2.   We note your disclosure that indicates you have long-term contracts to sell gas in
        Chile. We further note that the government of Argentina has placed restrictions
        on gas exports to Chile. Please clarify if these restrictions have impeded or are
        expected to impede your ability to deliver on your Chilean contracts, such that the
        risk of non-performance exists. Please clarify and quantify the Argentine
        restrictions on exporting gas and contrast these restrictions to your Chilean supply
        commitments.

3.   We note your disclosure that indicates there is a likelihood of being fined by the
        Argentine government regarding currency dispositions and pricing discrepancies
        relating to oil forward sales. Please clarify if this likelihood has been recognized
        in your financial statements. Please refer to paragraph 86 of IAS 37, and provide
        the required disclosures or otherwise explain why the disclosures are not
        necessary.

Overview of Consolidated Results of Operations

Affiliate Company

Taxes, page 84

4.   Please disclose if material, the amount of provisions recorded that you describe as
        being "adequate to cover" your affiliate tax contingencies.

Controls and Procedures, page 158

5.   We note your effectiveness conclusion regarding disclosure controls and
        procedures at the reasonable assurance level for "gathering, analyzing and
        disclosing" required information. Please refer to the definition of disclosure
        controls and procedures found in Exchange Act Rule 13a-15(e), and if true,
        modify your effectiveness conclusion accordingly.

Financial Statements

Note 3 – Accounting Policies

Note 3.7(f) – Emission allowances, page F-22

6.   We note your policy for accounting for emission allowances issued for no consideration. Please tell us why you believe your accounting policy is appropriate and provide us with the source of IFRS guidance you are relying upon. We note that a prior interpretation issued by the International Financial Reporting Interpretations Committee, regarding Emission Rights (IFRIC 3) has been withdrawn.

7.   Please explain how you determine the market price for the initial recognition of emission allowances issued for no consideration. It appears from your disclosures elsewhere in your document that a market for these allowances does not exist in all jurisdictions. We further note your recognition of an impairment charge for amounts previously capitalized, which suggests these allowances are not actively traded.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Fernando Ramirez Mazarredo
Repsol YPF, S.A.
August 28, 2007
page 5

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief